Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF

RALLIANT CORPORATION

Ralliant Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

FIRST, the original certificate of incorporation of the Corporation was filed with the Secretary of the State of Delaware on September 26, 2024. Certificates of Amendment to the original Certificate of Incorporation were filed with the office of the Secretary of State of the State of Delaware on January 29, 2025 and January 30, 2025.

SECOND, the fourth paragraph of the Certificate of Incorporation of the Corporation (as amended, the “Certificate of Incorporation”) is hereby amended in its entirety to read as follows:

Authorized Capital Stock. The total number of shares of all classes of capital stock that the Corporation is authorized to issue is 1,310,000,000, consisting of: (i) 1,300,000,000 shares of common stock, par value $0.01 per share (the “Common Stock”); and (ii) 10,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”).

Recapitalization. Effective as of the close of business on June 16, 2025, which is the date set by resolution of the Board of Directors of Fortive Corporation (“Fortive”) as the record date for the distribution of shares of Common Stock to holders of shares of Fortive common stock, par value $0.01 per share (such time, the “Recapitalization Time”), the total number of shares of Common Stock issued and outstanding, or held by the Corporation as treasury stock, immediately prior to the Recapitalization Time shall, automatically by operation of law and without any further action on the part of the Corporation or any holders of shares of capital stock of the Corporation, be subdivided and converted into a number of shares of validly issued, fully paid and non-assessable shares of the Corporation’s Common Stock authorized for issuance pursuant to the Certificate of Incorporation equal to the product of (i) the number of shares of common stock, par value $0.01 per share, of Fortive issued and outstanding, but not including shares held by Fortive as treasury stock, as of the Recapitalization Time, multiplied by (ii) 0.3333.

Common Stock. Except as otherwise provided by law, the Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes. Each share of Common Stock shall have one vote, and the Common Stock shall vote together as a single class.

THIRD: In lieu of a meeting and vote of stockholders, the sole stockholder of the Corporation has given written consent to the foregoing Certificate of Amendment in accordance with the provisions of Section 228 of the DGCL.

FOURTH: The foregoing Certificate of Amendment was duly adopted in accordance with Section 242 and 228 of the DGCL.

FIFTH: The foregoing Certificate of Amendment shall become effective upon the filing hereof.

IN WITNESS WHEREOF, Ralliant Corporation has caused this Certificate to be duly executed in its corporate name this 25th day of JUNE, 2025.

RALLIANT CORPORATION

By:	/s/ Tamara Newcombe
Name:	Tamara Newcombe
Title:	President & Chief Executive Officer